Exhibit 99.1

Emeren Announces Fourth Quarter and Full Year 2022 Financial Results

Stamford, CT, March 28, 2023 – Emeren Group Ltd (“Emeren” or the “Company”) (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022. Emeren Group Ltd's fourth quarter and full year 2022 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of Emeren Group Ltd’s website at https://ir.emeren.com/.

Emeren Group Ltd will host a conference call today to discuss results.

Conference Call Details

We will host a conference call today, March 28, 2023 at 5:00 p.m. U.S. Eastern Time to discuss our fourth quarter and full year 2022 business and financial results.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI349fbd1d958447eb88b9f78caa923086

Audio-only Webcast:

https://edge.media-server.com/mmc/p/i5aos6s3

Additionally, an archived webcast of the conference call will be available on the Investor Relations section of Emeren Group Ltd's website at https://ir.emeren.com/.

About Emeren Group Ltd

Emeren Group Ltd. (NYSE: SOL) is a leading global solar project developer, owner, and operator with a ~3 GW pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams in more than 10 countries. For more information, go to www.emeren.com.

For investor and media inquiries, please contact:

Emeren Group Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@emeren.com

IR@emeren.com

Ms. Luna Lin

luna.lin@emeren.com

The Blueshirt Group

Mr. Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com